1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

ALEXANDER C. KARAMPATSOS alexander.karampatsos@dechert.com +1 202 261 3402 Direct

February 10, 2025

Ms. Soo Im-Tang

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Portman Ridge Finance Corporation

Registration Statement of Form N-2 (File No. 333-283443)

Dear Ms. Im-Tang:

On behalf of Portman Ridge Finance Corporation, a Delaware corporation (the “Company”), we hereby respond to the comment you provided to me of Dechert LLP during a telephonic discussion on February 8, 2025 with respect to your review of the Company’s pre-effective amendment to its registration statement on Form N-2 (the “N-2 Registration Statement”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 5, 2025. The Company has considered your comment and has authorized us, on its behalf, to make the response discussed below.

Set forth below is the comment of the SEC staff (the “Staff”) along with our response to, or any supplemental explanations of, such comment, as requested. To the extent not otherwise defined herein, capitalized terms have the meanings attributed to such terms in the N-2 Registration Statement.

1.

Comment: Please supplementally confirm that the Company will notify the Staff as soon as any prospectus supplement under Rule 424 is filed for a takedown of either the Company’s convertible preferred or convertible debt securities.

February 10, 2025 Page 2

Response: The Company confirms that it will notify the Staff as soon as any prospectus supplement under Rule 424 is filed for a takedown of either the Company’s convertible preferred or convertible debt securities.

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Should you have any questions regarding this letter, please contact me at (202) 261-3402.

Sincerely,

/s/ Alexander C. Karampatsos
Alexander C. Karampatsos